Item 9 Labs Corp.

1709 East Bethany Home Road

Phoenix, AZ 85016

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

August 22, 2019

Re:	Item 9 Labs Corp.
Registration Statement on Form 10-12G Filed June 27, 2019
File No. 000-54730

Dear Mr. Stickel:

Reference is made to the Staff’s comment letter dated July 22, 2019 (the “Staff’s Letter”) to Item 9 Labs Corp. (the “registrant”). The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s to Registration Statement on Form 10 filed with the SEC on June 27, 2019.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant. These comments have been made in response to the Staff’s comments.

Form 10 filed June 27, 2019

Business, page 3

1.	Please reconcile your disclosure that the corporate structure chart illustrates your "wholly- owned subsidiaries" with the disclosure on page 37 that you acquired a "20% ownership in Strive Management, LLC", on page F-6 that you "will acquire an additional 31% ownership of Strive Management upon the approval from the State of Nevada to operate the cultivation and processing facility" and on page F-11 that you hold a "variable interest in Strive Management due to the Company being its sole source of capital." We also note your disclosure on page 37 and elsewhere that "the Company is expected to own only 51% of the Nevada operations". Please ensure that the chart and all relevant disclosure clearly shows any business interests that are not wholly-owned and disclose the current ownership interests.

Registrant Response. We have amended our filing accordingly to reconcile the corporate structure chart with the disclosures made on page 37, page F-6 and page F-11. We have further addressed the issue as it relates to the 51% of Nevada operations.

2.	Consistent with your disclosure on F-11 and elsewhere, please discuss your agreement to "raise $4,000,000 on Strive Management’s behalf through promissory note agreements that the Company will guarantee" and file your agreement with Strive Management, LLC as exhibit 10.10.

Registrant Response. As part of Item 9 Labs Corp’s participation in Strive Management, LLC, we have committed to constructing an operational facility in Nevada. As such, Item 9 Labs Corp will raise funds as necessary through debt or equity instruments to construct the aforementioned facility. We anticipate his number being up to $4,000,000. The facility will be wholly owned by a subsidiary of Item 9 Labs Corp and leased to Strive Management, LLC, the operational company. We have amended our filing accordingly to explain further.

Strategy of our Brands, page 6

3.	Please reconcile your disclosure here that your business "operates 50 acres" with your disclosure on the previous page that you currently utilize five acres and intend to implement the remaining 45 acres.

Registrant Response. We have amended our filing accordingly to characterize the acreage accurately. We currently own 50 acres all of which is approved for licensed operations. We currently operate on a 5 acre parcel which is fitted with a 20,000 square foot facility. We are in the process of further developing the remaining acreage.

Government Regulation of Cannabis, page 8

4.	Please reconcile your disclosure here that you "do not currently directly harvest, distribute or sell cannabis" with the disclosure on page 5 that your business "produces premium cannabis and cannabis related products" and "currently offer more than 300 products".

Registrant Response. We have amended our filing accordingly to reconcile the disclosure. We do currently harvest, distribute and sell cannabis in accordance with Arizona state licensed medical marijuana regulations.

Executive Compensation, page 31

5.	Please disclose the annual salary of Mr. Skalla in footnote (3) to the summary compensation table. Refer to Item 402(m)(3) of Regulation S-K.

Registrant Response. We have amended our filing accordingly to disclose the annual salary of Mr. Skalla in footnote (3) to the summary compensation table. Mr. Skalla’s current annual salary is $187,000.

Notes to Condensed Interim Consolidated Financial Statements

Note 2 - Asset Acquisition, page F-24

6.	We note your disclosure that on November 26, 2018, you completed an asset acquisition of the majority of the assets of Arizona DP Consulting, LLC and in accordance with ASC 805, Business Combinations, you accounted for the acquisition of Arizona DP Consulting, LLC using the acquisition method of accounting with the purchase price allocated to specific identifiable intangible assets at their respective fair values at the date of acquisition. Please clarify your disclosure as to whether this acquisition was an asset acquisition or a business combination as it appears that you have applied the guidance for a business combination. If you believe that this is an asset acquisition, tell us how the amount recorded for goodwill is appropriate.

Registrant Response. From a legal ownership perspective, this acquisition was an asset acquisition, though due to the nature of the assets, workforce and continuing operations, it was determined that the acquisition should be recorded as a business combination subject to ASC 805. We have amended our filing accordingly

Please do not hesitate to contact me with any further questions.

Sincerely,

/s/ Robert Mikkelsen

Chief Financial Officer

cc: Horwitz + Armstrong, A PLC, Jessica M. Lockett, Esq.